Filed Pursuant To Rule 433

Registration No. 333-209926

November 14, 2016

WHAT DRIVES THE GOLD MARKET OVER THE LONG TERM?
View our infographic to get a better understanding of the factors that drive gold’s price movements.
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STATE STREET
GLOBAL ADVISORS
SPDR
WORLD
GOLD
COUNCIL
GOLD AND
INTERNAL DYNAMICS
Central Bank Net Sales And
Purchases Of Gold
TONNES
800
400
0
-400
-800 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015
Source: Metals Focus, World Gold Council, as of 12/31/2015
Gold Supply and Demand
Finding gold is becoming more difficult and mine production is expected to plateau. Meanwhile, sources of demand for gold are mixed with jewelry demand slowing and investment demand setting new records in the first half (H1) of 2016. Despite a slowdown in consumer demand, investment demand is at record highs with Central Banks being net purchasers of gold six years in a row.
ONLY 1
NEW GOLD FIND
New discoveries of gold peaked in 1983 at 12 and dipped in 2009 to their lowest level since 1977 at just 1 find.
1%
MINE PRODUCTION GROWTH
There has been a flattening out of growth in mine production. Output rose just 1% in 2015 to 3,211.4 tonnes but Q4 2015’s production of 846.4 tonnes marked the first quarterly decline since 2008.
DECREASED DEMAND IN INDIA & CHINA
Jewelry demand has struggled with a surge in the gold price and economic slowdowns in these countries.
1,064
RECORD INVESTMENT DEMAND
Investment in gold bars, coins and ETFs was the largest component of gold demand for two consecutive quarters (Q1 and Q2 2016) – the first time on record this has ever happened. Demand of 1,064 tonnes, as a result of market uncertainty, negative interest rates, and pent up demand, was 16% higher than the previous H1 high from 2009, which was in the midst of the financial crisis.
Source: World Gold Council, Gold Demand Trends Q2 2016, August 2016.

What does this mean for investors?
Supply and demand dynamics reveal the complexity involved in decisions to produce and invest in gold. It also highlights the variables that influences gold’s price that have made it have historically low correlations to other asset classes.1 Pro-cyclical consumption and counter-cyclical investment are driven by different market forces but interact to contribute to overall gold demand.
RETHINK VOLATILITY
Investors should consider volatility strategies that have the potential to limit downside but allow them to potentially participate in upside.
PLAY BOTH SIDES
Consider an investment, such as gold, with demand drivers in pro-cyclical and counter-cyclical business cycles.
DIVERSIFY
Adding a strategic allocation to gold within a portfolio can potentially improve diversification and risk-adjusted returns given its historical low correlation to traditional asset classes and other commodities.2
1,2 The correlation coefficient measures the strength and direction of a linear relationship between two variables. It measures the degree to which the deviations of one variable from its mean are related to those of a different variable from its respective mean. Gold’s correlation to the S&P 500 Index, the Barclays US Aggregate Index and Bloomberg Commodity Index is -0.01, 0.19 and 0.44, respectively. Diversification does not ensure a profit or guarantee against loss. Source: Bloomberg and SSGA, as of 12/31/2015.
Over the 10-year period ending 6/30/2016 gold’s correlation with the S&P 500® has been 0.038 with 0 being uncorrelated and 1 being perfectly correlated (Sources: StyleADVISOR, SSGA).
More About GLD®
Gold ETFs can provide investors with the potential benefits of owning gold without the added costs and logistics of physical ownership. SPDR Gold Shares (GLD®) seeks to offer investors an innovative, relatively cost efficient and secure way to access the gold market.
THE LARGEST PHYSICALLY BACKED GOLD ETF
GLD had $40.3B in assets under management while the second largest gold ETF had $9.6B.
Source: Bloomberg and SSGA, as of 9/30/2016.
THE MOST LIQUID GOLD ETF
Average daily dollar volume for GLD over the past three months was $1.4B as of 09/30/16. The second largest gold ETF had average daily dollar volume of $68.2M as of
09/30/16. Source: Bloomberg Finance L.P & SSGA
For Public Use.
Important Risk Information
ETFs trade like stocks, are subject to investment risk, fluctuate in market value and may trade at prices above or below the ETFs net asset value. Brokerage commissions and ETF expenses will reduce returns.
Commodities and commodity-index linked securities may be affected by changes in overall market movements, changes in interest rates, and other factors such as weather, disease, embargoes, or political and regulatory developments, as well as trading activity of speculators and arbitrageurs in the underlying commodities.
Frequent trading of ETFs could significantly increase commissions and other costs such that they may offset any savings from low fees or costs.
Diversification does not ensure a profit or guarantee against loss.
The information provided does not constitute investment advice and it should not be relied on as such. It should not be considered a solicitation to buy or an offer to sell a security. It does not take into account any investor’s particular investment objectives, strategies, tax status or investment horizon. You should consult your tax and financial advisor. All material has been obtained from sources believed to be reliable. There is no representation or warranty as to the accuracy of the information and State Street shall have no liability for decisions based on such information.
There can be no assurance that the active trading market for GLD shares will be maintained.
The funds presented herein have different investment objectives, costs and expenses. Each fund is managed by a different investment firm, and the performance of each fund will necessarily depend on the ability of their respective managers to select portfolio investments. These differences, among others, may result in significant disparity in the funds’ portfolio assets and performance. For further information on the funds, please review their respective prospectuses.
Investing in commodities entails significant risk and is not appropriate for all investors.
Important Information Relating to SPDR Gold Trust (“GLD®”):
The SPDR Gold Trust (“GLD”) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents GLD has filed with the SEC for more complete information about GLD and this offering. You may get these documents for free by visiting EDGAR on the SEC website at sec.gov or by visiting spdrgoldshares.com. Alternatively, the SPDR Gold Trust will arrange to send you the prospectus if you request it by calling 866.320.4053.
GLD is not an investment company registered under the Investment Company Act of 1940 (the “1940 Act”) and is not subject to regulation under the Commodity Exchange Act of 1936 (the “CEA”). As a result, shareholders of the Trust do not have the protections associated with ownership of shares in an investment company registered under the 1940 Act or the protections afforded by the CEA.
GLD shares trade like stocks, are subject to investment risk and will fluctuate in market value. The value of GLD shares relates directly to the value of the gold held by GLD (less its expenses), and fluctuations in the price of gold could materially and adversely affect an investment in the shares. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. GLD does not generate any income, and as GLD regularly sells gold to pay for its ongoing expenses, the amount of gold represented by each Share will decline over time. Investing involves risk, and you could lose money on an investment in GLD. Please see the GLD prospectus for a detailed discussion of the risks of investing in GLD shares. The GLD prospectus is available here.
The World Gold Council name and logo are a registered trademark and used with the permission of the World Gold Council pursuant to a license agreement. The World Gold Council is not responsible for the content of, and is not liable for the use of or reliance on, this material.
SPDR® is a registered trademark of Standard & Poor’s Financial Services LLC (“SPFS”) and has been sublicensed by S&P Dow Jones Indices LLC (“SPDJI” and together with its affiliates and SPFS, “S&P”) for use by State Street Global Advisors. No financial product offered by State Street Global Advisors, a division of State Street Bank and Trust Company, or its affiliates is sponsored, endorsed, sold or promoted by S&P. S&P makes no representation regarding the advisability of investing in such product(s) nor does S&P have any liability in relation thereto.
For more information: State Street Global Markets, LLC, One Lincoln Street, Boston, MA, 02111 T: +1 866 320 4053 spdrgoldshares.com
© 2016 State Street Corporation. All Rights Reserved.
State Street Global Advisors, One Lincoln Street, Boston, MA 02111
Not FDIC Insured—No Bank Guarantee—May Lose Value
IBG-20979
Expiration date: 10/31/2017

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.